Exhibit 12.1

Ratio of Earnings to Fixed Charges

	September 29, 2005	September 28, 2006	September 27, 2007	September 25, 2008	September 24, 2009
Earnings
Income before income taxes	$95,206	$146,352	$43,688	$51,311	$93,479
Fixed charges
Interest expense, including amortization of deferred financing costs	56,130	59,602	75,629	89,132	85,956
1/3 of rental expense	18,519	21,800	24,754	26,314	26,791

Total fixed charges	74,649	81,402	100,383	115,446	112,747

Earnings	$169,855	$227,754	$144,071	$166,757	$206,226

Ratio of earnings to fixed charges	$2.28	$2.80	$1.44	$1.44	$1.83